3626

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

09047073

SEC Mail Processing Section
SEP 30 2009
Washington, DC
110

23 September 2009

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Hatfull

Andrew M Knox
Public Officer

Enc.

dlw 10/7

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

WA-389-P Carnarvon Basin, Rose 3D Seismic Survey Processing Completed

Cue Energy Resources Ltd, as operator and 100% participant of permit WA-389-P in the Carnarvon Basin, advises that processing of the Rose 3D and 2D seismic surveys has been completed. The dataset is in house and preliminary interpretation has commenced.

The survey was acquired in August 2008 across adjoining areas of permits WA-388-P and WA-389-P and comprised approximately 1400 sq km of 3D seismic coverage. Of this approximately 350 sq km of 3D and 117 km of 2D data was within WA-389-P.

The WA-389-P permit is located 90km north of the North Rankin Trend gas/condensate province. The new data provides coverage over a prospective section of the permit that is characterized by rapidly changing water depth which causes depth conversion complexities. The recent Iago, Pluto and Wheatstone discoveries and the Artemis prospect are all in a similar subsurface setting. Mapping on existing 2D seismic data has identified several large structural leads in the area with the potential to contain multiple TCF of gas in Triassic reservoirs.

Cue expects that the new seismic data will have a positive impact on the technical assessment of the area and provide robust depth conversion to confirm the integrity of the 2D defined Triassic structures. A formal farm-out process will be commenced in 4Q 2009 to attract a partner to the area.

Refer to attached map.

The participant in WA-389-P is:

Cue Exploration Pty Ltd (*Operator*)	100%
(*100% subsidiary of Cue Energy resources Limited*)	

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

23 September 2009

Cue Energy Resources Limited
A.B.N. 45 066 383 971

WA-389-P : Rose 3D and 2D Survey Location Map



Rose 3D & 2D Surveys 2008
• 350 SqKm 3D Seismic
• 117 Km 2D Seismic
1000m
500m
1500m
200m
WA-388-P
WA-389-P
WA-418-P
WA-409-P
WA-359-P
Artemis Prospect
WA-361-P
NWS Gas Project
WA-269-P
WA-360-P
Wheatstone
Pluto
Iago
CUE Interest Acreage
CUE 100% Acreage